Grande Group Limited

Suite 2701, 27/F, Tower 1

Admiralty Center, 18 Harcourt Road

Admiralty, Hong Kong

March 14, 2025

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Robert Arzonetti
James Lopez
Victor Cecco
Lory Empie

Re:	Grande Group Limited
Amendment No.1 to Registration Statement on Form F-1
Filed January 30, 2025
File No.333-283705

Ladies and Gentlemen:

This letter is being submitted in response to the letter dated February 14, 2025, from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 filed on January 30, 2025. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1/A (“Form F-1/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1/A.

Amendment No.1 to Form F-1

Cover Page

1.	We note your response to comment 3 in our letter dated October 25, 2024 and the revised disclosure on the Cover Page and elsewhere regarding various Chinese regulations. You state on page 12 that you are not currently required to obtain any permission or approval from the Mainland China authorities, including the CSRC and CAC, to operate your business. We also note your response to prior comment 1 and the updated disclosure regarding the increased number of clients in Mainland China. Please revise to clarify the extent to which any Chinese regulations apply to you, your subsidiaries or affiliates. As non-exclusive examples:

● Please reconcile the statements indicating that you are not subject to regulation by PRC authorities with the fact that a significant number of your clients have been in Mainland China over the last few periods, as disclosed in your revised Cover Page. In this regard, it is unclear whether you maintain a physical presence in China. Even without a physical presence, it is unclear whether, and if so how, you are able to conduct activities in the regulated financial markets with PRC customers without being subject to oversight;

RESPONSE: We note the Staff’s comment and, in response thereto, have revised the disclosure on the cover page, page 13, page 23 and page 98 of Form F-1/A, to clarify that the Company and its Operating Subsidiary do not have any physical presence in Mainland China, nor any operation, office, personnel, or subsidiary in Mainland China. We have also revised our disclosure throughout the prospectus, to disclose with more precision, that only the operation of our Operating Subsidiary in Hong Kong and the offering of our securities in the United States do not require approvals, licenses, permits, or qualifications from the PRC authorities, such as the CSRC or the CAC. Furthermore, we have provided disclosure throughout the prospectus, such as in “Prospectus Summary – Regulatory Development in the PRC and Permission Required from the PRC Authorities” on page 14, “Risk Factors – Risks Relating to Doing Business in the Jurisdictions in which we Operate” on pages 23 and 24, and “Risk Factors - Risks relating to the Industry in which we Operate” on pages 33 and 34, regarding the oversights from the PRC authorities and the legal and operational risks for having clients who are PRC domestic companies in Mainland China seeking overseas listing in Hong Kong. We have also clarified that, although the offering of our securities in the United States and the operation of our Operating Subsidiary in Hong Kong do not require approvals, licenses, permits, or qualifications from the PRC authorities, such as the CSRC or the CAC, as long as our Operating Subsidiary conducts the regulated activities in Hong Kong that involves PRC domestic companies, our Operating Subsidiary could be subject to the regulatory oversights from the CSRC under the Trial Administrative Measures for its business of providing listing sponsorship of PRC domestic companies.

As stipulated and required by the Trial Administrative Measures, as the condition for the “overseas securities companies” outside of Mainland China, such as our Operating Subsidiary, to engage PRC domestic companies as a client to act as their listing sponsors (i.e. in our case, to conduct Type 6 (advising on corporate finance activities) and Type 1 (dealing in securities) activities) for their overseas listings outside of Mainland China, the overseas securities companies, such as our Operating Subsidiary, shall be subject to filing/reporting, verification and supervisory obligations to the CSRC regarding the overseas listing projects of the PRC domestic companies engaged, including: (1) filing and registering with CSRC as sponsors or underwriter who are being engaged by PRC domestic companies for their overseas listing, and submitting report to the CSRC annually on the relevant business activities of such overseas securities companies regarding overseas listings of PRC domestic companies; and (2) for each project taken by the overseas securities companies, submitting the undertakings to the CSRC that such offshore securities companies have verified and examined the documents submitted to CSRC by their clients in relation to their overseas listing, and that such documents are true, accurate and complete. Currently, Grande Capital, our Operating Subsidiary, is registered with the CSRC under Article 21 of Trial Administrative Measures as an overseas securities company and has provided the undertakings to the CSRC in relation to the PRC domestic companies clients that engaged Grande Capital as the listing sponsor for their overseas listings in Hong Kong. If the CSRC were to believe, in the process of execution of the projects sponsored by our Operating Subsidiary, that the Operating Subsidiary is in violation of its undertakings to the CSRC, or failed to exercise proper diligence, or made misrepresentations to the CSRC or relevant PRC authority, the CSRC and PRC authorities may issue correction order and warnings, impose of pecuniary penalties against us, the responsible staff, directors, or other officers of the Operating Subsidiary, prohibit us and our Operating Subsidiary from providing our services to PRC domestic companies in Mainland China, thereby causing our Operating Subsidiary to lose access to the Mainland China market. The CSRC may also refer the relevant information concerning the alleged misconduct or violation to CSRC’s regulatory counterparts in overseas jurisdiction, i.e., the HKSFC in Hong Kong, which governs and regulates the business operation of our Operation Subsidiary, and as a result we and our Operating Subsidiary could be subject to inquiries, reviews or investigations, disciplinary actions, revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties, by the HKSFC, even though our Operating Subsidiary and we are not subject to the jurisdiction of the CSRC.

● We note the statement on page 12 that the Operating Subsidiary has collected and stored personal information of a number of Mainland China individuals and acquired their consents. Please revise Regulations beginning on page 94 to address the extent to which China has regulations or policies that could be deemed by their authorities as covering the acquisition of clients for the financial and other services you provide. In this regard, revise Business to clarify how you acquire and maintain clients in Mainland China. For example, advise whether you maintain an internet presence in China or engage in marketing activities in China;

RESPONSE: We note the Staff’s comment and, in response thereto, respectfully advise the Staff that, as advised and confirmed by our PRC Counsel, China Commercial Law Firm, we are not subject to the regulations or policies of the PRC that could be deemed by their authorities as covering the acquisition of clients for the services we provide. We have also revised the Business section, on pages 97 and 98 of Form F-1/A, to clarify how we acquire and maintain clients in Mainland China.

We have revised Regulations on page 110 to disclose the registration and filing requirement and the regulatory regime under the Trial Administrative Measures, that are applicable to our Operating Subsidiary, being the overseas securities companies provide sponsorship services to PRC domestic companies within the definition of Trial Administrative Measures.

We have also revised our disclosures throughout the Form F-1/A, including “Prospectus Summary – Regulatory Development in the PRC and Permission Required from the PRC Authorities” on page 14 and “Business” on pages 94, 95, 97, 98, and 99, to disclose the relevant factual basis and reasonings of our PRC counsel’s advice and the management’s belief that our Operating Subsidiary is not subject to the relevant PRC law and regulations covering the marketing or acquisition of clients for the type of services provided by it, and no permissions, licenses, and consents are required from the PRC authorities to solicit or acquire clients in the PRC, including:

(a)	The business and operation of our Operating Subsidiary, Grande Capital, and its licensing conditions under the SFO are centered on Type 6 (advising on corporate finance) regulated activities as a specialized corporate financial advisory services provider that focuses on listing sponsorships, corporate financial advisory and compliance advisory services, serving exclusively the companies seeking to go public, listed companies, institutional investors, or other private or public companies, in return for professional or advisory fees, not the individual clients or retail investors. This is different from the services full-service financial institutions or securities brokerage and dealing service providers (some of which, as we are aware of, are penalized by relevant PRC authorities and banned from offering trading services to Mainland China clients, alleging such firms unlawfully offered offshore securities trading services in Mainland China, unlawfully solicited Mainland China retail investors) provide. Our Operating Subsidiary does not, and cannot, under its licensing conditions by the HKSFC and the current regulatory regime in Hong Kong, provide securities brokerage and trading or investment management services to individual clients, the public or retail investors, regardless of the jurisdictions where its clients are located.

(b)	Another difference from the full-service financial institutions or securities brokerage and dealing service providers is that, due to the licensing conditions imposed by the HKSFC, our Operating Subsidiary is not permitted to hold client assets, i.e., establishing or maintaining any client accounts that would involve holding or controlling client funds or securities, and accepting, managing, or safeguarding any money or securities on behalf of clients, and our Operating Subsidiary is not permitted to engage in the brokerage, trading or dealing in securities on behalf of its clients, unless such underwriting activity relates to listing sponsor engagements of our Operating Subsidiary under the “Sponsor Coupling” requirement. Due to such licensing conditions and restrictions, the operation and business of our Operating Subsidiary do not involve cross-border transfers of Chinese or other currency with Mainland China clients between Hong Kong and Mainland China, nor does our Operating Subsidiary facilitate such cross-border transfers between Hong Kong and Mainland China;

(c)	The business and operation of the Operating Subsidiary are strictly confined to advisory services in relation to corporate finance and do not involve the holding or controlling of the client’s assets and the maintenance or operation of client accounts that would involve holding, transferring, or controlling client funds or assets. All of our current and former clients and projects, including companies in Mainland China, are originated from the professional networks of our management and project execution team, referrals, and direct approach by the clients. Due to the business model of, and the nature of the services provided by, our Operating Subsidiary, while we maintain a company website that introduces our services and showcases our completed projects, we and our Operating Subsidiary do not advertise our services to the general public or the retail investors, market our services through mass media, or publicly solicit for clients, in any jurisdiction, including Hong Kong and Mainland China;

(d)	The role of the overseas listing sponsor and underwriters in support of PRC domestic companies to conduct corporate finance activities outside of Mainland China and the performance of duties as the overseas listing sponsors in Mainland China are officially endorsed and supported by relevant policies and PRC law and regulations, such as the Trial Administrative Measures. Our Operating Subsidiary is registered with the CSRC and recognized as an overseas securities company offering sponsorship services. Except for the relevant filing, reporting and verification obligations undertaken by our Operating Subsidiary as required by the Trial Administrative Measures, the acquisition and engagement of PRC clients by our Operating Subsidiary and the performance of its listing sponsorship duties in Mainland China are not subject to other PRC law and regulations; and

(e)	Since the beginning of our operations and until the date of this response letter, neither we nor our Operating Subsidiary have been informed by any PRC governmental authorities of the violation of any applicable laws, regulations or policies in connection with the marketing of our Operating Subsidiary’s services or the solicitation or engagement with PRC clients in Mainland China.

● We note that you engage in regulated activities, including Type 1 (dealing in securities) and Type 6 (advising on corporate finance). With a view to clarifying disclosure in Business and Risk Factors, advise us whether these regulated activities create a risk that you may be deemed to be involved in activities that require permissions, licensing, consent or other action in order to solicit and engage in activities involving entities or individuals from Mainland China; and

RESPONSE: We note the Staff’s comment, and, in response hereto, we respectfully advise the Staff that:

(a)	As discussed above, the business and operation of the Operating Subsidiary are strictly confined to advisory services in relation to corporate finance, serving only entities, such as PRC domestic companies seeking to list on the HKSE, instead of individuals. The Operating Subsidiary does not serve individual clients, i.e., retail investors or members of the general public, as it is prohibited under its licenses by HKSFC to hold or control clients’ assets or to maintain or operate client accounts, or engage in brokerage, trading or dealing in securities on behalf of its clients, unless such activity relates to listing sponsor engagements of our Operating Subsidiary under the “Sponsor Coupling” requirement to act as the “head of syndicates” responsible for the overall management of the offering. Therefore, we believe that the regulated activities of our Operating Subsidiary do not create a risk that we may be deemed to be involved in activities that require permissions, licensing, consent or other action in order to solicit and engage in activities involving individuals from Mainland China.

(b)	As discussed above, as a condition for our Operating Subsidiary, as the “overseas securities companies” under the definition in the Trial Administrative Measures, to engage clients in Mainland China, i.e., PRC domestic companies, to act as their listing sponsors (i.e. in our case, to conduct Type 6 (advising on corporate finance activities) and Type 1 (dealing in securities) activities) for their overseas listings outside of Mainland China, overseas securities companies, such as our Operating Subsidiary, shall be subject to filing/reporting, verification and supervisory obligations to the CSRC regarding the overseas listing projects of the PRC domestic companies engaged. Grande Capital, our Operating Subsidiary, is registered with the CSRC under Article 21 of Trial Administrative Measures as an overseas securities company that provides listing and sponsorship services and has provided the undertakings to the CSRC in relation to the PRC domestic companies clients that engaged Grande Capital as the listing sponsor for their overseas listings in Hong Kong.

As to the solicitation involving entities from Mainland China, due to the business model and the nature of services of our Operating Subsidiary, while we maintain a company website that introduces our services and showcases our completed projects, we and our Operating Subsidiary do not advertise our services to the general public or retail investors, market our services through mass media, or publicly solicit for clients, in any jurisdiction, including Hong Kong and the Mainland China. All of our current and former clients and projects, including companies in Mainland China, are originated from the professional networks of our management and project execution team, referrals, and direct approach by the clients. Except for the relevant filing, reporting and verification obligations undertaken by our Operating Subsidiary as required by the Trial Administrative Measures, our Operating Subsidiary is not subject to the relevant PRC law and regulations covering the marketing, solicitation, or acquisition of clients for the type of services provided by us or our Operating Subsidiary, and no permissions, license, and consents are required from the PRC authorities to solicit or acquire clients in the PRC. We have provided the relevant disclosure on pages 97 to 98, and pages 13 to 15 on the Form F-1/A.

● With a view to clarifying disclosure in Business and Risk Factors, advise us whether, and if so, how you engage in cross-border transfers of Chinese or other currency with Mainland China clients.

RESPONSE: In response to Staff’s comment, we respectfully advise the Staff that, due to the nature of the business of our Operating Subsidiary and the licensing restrictions/conditions imposed by the HKSFC, the operation and business of our Operating Subsidiary do not involve the cross-border transfers of Chinese or other currency with Mainland China clients between Hong Kong and Mainland China, nor does our Operating Subsidiary facilitate such cross-border transfers between Hong Kong and Mainland China.

Our revenues are in the form of professional fees that are paid and settled in Hong Kong for our Operating Subsidiary's corporate finance advisory services, including sponsors fees, advisory fees, referral fees, and underwriting commissions. The business and operation of our Operating Subsidiary, Grande Capital, and its licensing conditions under the SFO are centered on the Type 6 (advising on corporate finance) regulated activities as a specialized corporate financial advisory services provider serving exclusively the companies seeking to go public in Hong Kong, listed companies on the Hong Kong Stock Exchange, institutional investors, or other private or public companies.

As we further clarified in “Licenses and Regulation” on pages 98 and 99, “Business – Sales & Marketing” on pages 97 and 98, and “Regulatory Development in the PRC and Permission Required from the PRC Authorities” and on page 14 of Form F-1/A, different from the full-service financial institutions or securities brokerage and dealing service providers, our Operating Subsidiary does not, and cannot, provide securities brokerage and trading or investment management services to individual clients, the general public, or retail investors, in Hong Kong or the Mainland China, under the current regulatory regime in Hong Kong and Operating Subsidiary’s licensing conditions imposed by the HKSFC. As we further clarified in “Licenses and Regulation” on pages 98 and 99 of Form F-1/A, under the licensing conditions and restrictions imposed on our Operating Subsidiary by the HKSFC, the business and operation of our Operating Subsidiary are strictly confined to advisory services in relation to corporate finance, that our Operating Subsidiary does not, and is not permitted to, hold client assets, i.e., establishing or maintaining any client accounts that would involve holding or controlling client funds or securities, and accepting, managing, or safeguarding any money or securities on behalf of clients.

Furthermore, given our clients are listing applicants to the Hong Kong Stock Exchange or companies listed on the Hong Kong Stock Exchange, they all maintain bank accounts in Hong Kong or overseas. We will also request that our Mainland China clients settle their fees payable from their Hong Kong or overseas bank accounts to ensure payment schedules and reduce the administrative burden on the clients and our Operating Subsidiary. Typically, the fees payable by Mainland China clients to the Operating Subsidiary are settled within Hong Kong from the client’s bank account in Hong Kong or bank accounts outside of Mainland China to our Operating Subsidiary’s account in Hong Kong. Upon the management’s review of payments made during the fiscal years ended March 31, 2024 and 2023, and until the date of this correspondence, management confirms that the fees paid to the Operating Subsidiary by our Mainland China client do not involve cross-border transfer of funds between Mainland China and Hong Kong.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

/s/ Yujie, CHEN
Yujie, CHEN Chief Executive Officer and the Chair of the Board

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